SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S/A
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.154/0001 -29
Registry (NIRE) 53300005761
Publicly-held Company

MATERIAL FACT

In compliance with the provisions of article 157 of Law 6,404/76 and CVM Instruction 358/02, whose wording was established by CVM Instruction 449/07, Tele Norte Celular Participações S.A. (“Tele Norte Participações” or “Company”) publicly informs the following:

(i) Telpart Participações S.A. (“Telpart”), the controlling shareholder of Tele Norte Participações, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Vivo Participações S.A., on August 2, 2007, object of which is the sale of the total shares held by Telpart in the capital stock of the Tele Norte Participações, represented by 64,633,961,594 common shares and 185,778,351 preferred shares, equivalent of 19.34% of the total capital, 51.86% of the voting capital and 0.09% of the non-voting capital of this Company.

(ii) Tele Norte Participações holds 89.79% of the voting capital and, consequently, is the controlling company of Amazônia Celular S.A. (“Amazônia Celular”), SMP provider in Area 8 of Region 1 of the SMP Authorization General Plan, which comprises the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

(iii) Vivo Participações is the controlling company of Vivo S.A., SMC and SMP provider in areas 7 and 8 of Regions I and II, in area 7 of Region II and in Region I (areas 3 and 9), in Region II (area 6) and in Region III (areas 1 and 2).

(iv) The sale of Telpart’s holdings in the capital stock of Tele Norte Participações was agreed for the amount of R$120,009,893.00, corresponding to R$ 1.85 per lot of 1,000 common shares and R$ 0.66 per lot of 1,000 preferred shares.

(v) The purchase price per share referred to in above item (iv) will be adjusted, from the execution date of the agreement to the closing date of the transaction, by the average daily CDI (Certificado de Depósito Interfinanceiro) rate in the period, and may vary in consequence of: (a) the share grouping approved by the General Shareholders’ Meeting of Tele Norte Participações held on July 12, 2007, having such procedure not been concluded yet; and (b) the occurrence of determined events, which shall occur from the agreement execution date to the transaction closing date.

(vi) In the scope of the Stock Purchase Agreement, Telpart has agreed to assign to Vivo Participações S.A., for the amount of R$21,100,000.00, the subscription rights of the shares to be issued by Tele Norte Participações, as a result of the use of goodwill transferred to said company, as provided for in CVM Instruction 319/99.

(vii) The execution of the Stock Purchase Agreement was approved by the Board of Directors of Telpart on meeting held on August 2, 2007, and also by shareholders representing more than 99% of the total capital of its controlling company Newtel Participações S.A. (“Newtel”), in a preliminary meeting held on the same date, as provided for in Newtel Shareholders’ Agreement, filed at Company’s headquarters.

(viii) Additionally to above mentioned approvals, the sale of the shares provided for in the Stock Purchase Agreement is subject to the approval by the General Shareholders’ Meeting of Telpart, summons of which has already been approved by its Board of Directors and will be published as soon as possible. The shareholders of Vivo Participações S.A. shall also be summoned for a general meeting to approve the transaction, in accordance with the provisions of article 256 of Law 6,404/76.

(ix) The Stock Purchase Agreement establishes other conditions for the effective closing of the transaction, which includes the approval of the transaction by ANATEL, the Brazilian Telecommunications Regulatory Agency.

(x) The Stock Purchase Agreement includes a provision in which Vivo Participações S.A. is bound to hold a public offering, pursuant to article 254-A of Law 6,404/76, which shall occur after the closing of the transaction, based on the purchase price per share mentioned on above item (i), adjusted in the form described in the Stock Purchase Agreement.

(xi) The transaction will be submitted to the approval of the Brazilian Antitrust Agency (CADE), in accordance with applicable Law.

Belo Horizonte, August 3, 2007.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Oscar Thompson
Chief Executive Officer and Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.